Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

Offer Extended Until August 20, 2021

This document is important and requires your immediate attention. It should be read in conjunction with the Existing Offer to Purchase and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page 2 of this Fifth Notice of Variation and Extension.

If you have any questions, please contact Laurel Hill Advisory Group, the Information Agent and Depositary in connection to the Offer, by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

Neither this document nor the Existing Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in the Existing Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of Brookfield Infrastructure Partners L.P. incorporated therein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Partners L.P.’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, + 1 441 294 3309, and are also available electronically at www.sedar.com. Copies of the documents of Brookfield Infrastructure Corporation incorporated therein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Corporation’s Corporate Secretary at 250 Vesey Street, 15th Floor, New York, NY 10281, +61 2-9158-5254, and are also available electronically at www.sedar.com.

Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this Fifth Notice of Variation and Extension or the Existing Offer to Purchase and Circular or determined that this Fifth Notice of Variation and Extension or the Existing Offer to Purchase and Circular is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

August 6, 2021

FIFTH NOTICE OF VARIATION AND EXTENSION

of terms of

OFFER TO PURCHASE

all of the outstanding Common Shares of

1

INTER PIPELINE LTD.

by BISON ACQUISITION CORP.

and

BROOKFIELD INFRASTRUCTURE CORPORATION

EXCHANGE LIMITED PARTNERSHIP

for consideration per Common Share, at the choice of each holder, of

(i) $20.00 in cash (the “Cash Consideration”);

(ii) 0.250 of a Brookfield Infrastructure Corporation (“BIPC”) class A exchangeable subordinate voting share (the “Share Consideration”); or

(iii) 0.250 of a Brookfield Infrastructure Corporation Exchange Limited Partnership

class B exchangeable limited partnership unit (the “Unit Consideration”),

subject to pro-ration as set out herein

Bison Acquisition Corp. (the “Offeror”) and Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchange LP”) have prepared this Fifth Notice of Variation and Extension (the “Fifth Notice of Variation and Extension”) to give notice that they are extending the Expiry Time set forth in the offer dated February 22, 2021 (the “Original Offer to Purchase”), as modified by the notice of variation, change and extension dated June 4, 2021 (the “First Notice of Variation, Change and Extension”) and as modified by the notice of variation and extension dated June 21, 2021 (the “Second Notice of Variation and Extension”) and as modified by the notice of variation and extension dated July 13, 2021 (the “Third Notice of Variation and Extension”) and as modified by the notice of variation and change dated July 19, 2021 (the “Fourth Notice of Variation and Change”, and together with the Original Offer to Purchase, the First Notice of Variation, Change and Extension, the Second Notice of Variation and Extension and the Third Notice of Variation and Extension, the “Existing Offer to Purchase”) to purchase, on the terms and subject to the conditions of the Existing Offer to Purchase, all of the issued and outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plans of IPL, including any Common Shares that may become issued and outstanding after the date of the Existing Offer to Purchase but prior to the Expiry Time (as defined herein) upon the exercise, exchange or conversion of securities of IPL into Common Shares (other than pursuant to the SRP Rights) to 5:00 p.m. (Mountain Time) on August 20, 2021. The Existing Offer to Purchase, as varied hereby, is referred to herein as the “Offer”, unless the context otherwise requires.

The Offer has been extended and now remains open for acceptance until 5:00 p.m. (Mountain Time) on August 20, 2021 (the “Expiry Time”), unless the Offer is further extended, accelerated or withdrawn by the Offeror in accordance with its terms.

This Fifth Notice of Variation and Extension should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated February 22, 2021 (the “Circular” and together with the Original Offer to Purchaser as modified by the First Notice of Variation, Change and Extension, the Second Notice of Variation and Extension, the Third Notice of Variation and Extension and the Fourth Notice of Variation and Change, the “Existing Offer to Purchase and Circular”); (ii) the First Notice of Variation, Change and Extension; (iii) the Second Notice of Variation and Extension; (iv) the Third Notice of Variation and Extension; (v) the Fourth Notice of Variation and Change; (vi) the letter of transmittal that accompanied the Original Offer to Purchase (the “Original Letter of Transmittal”) and the supplemental letter of transmittal that accompanied the First Notice of Variation, Change and Extension (the “Supplemental Letter of Transmittal” and together with the Original Letter of Transmittal, the “Letters of Transmittal”); and (vii) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (the Letters of Transmittal and the Notice of Guaranteed Delivery, collectively with the Existing Offer to Purchase and Circular, the “Existing Offer Documents”). To the extent specifically set out in this document, the Existing Offer Documents are deemed to be amended as of the date hereof to give effect to the amendments to the Existing Offer to Purchase described in this document, and as of the date hereof, the term Existing Offer Documents shall also include this Fifth Notice of Variation and Extension. Unless the context requires otherwise, capitalized

2

terms used herein but not defined herein that are defined in the Existing Offer to Purchase and Circular have the respective meanings given to them in the Existing Offer to Purchase and Circular.

Each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) are urged to immediately deposit their Common Shares. If Shareholders do not take action, the Modified Statutory Minimum Condition may not be satisfied and the Offer may not proceed. This is the sole offer currently available to IPL Shareholders and IPL’s Board has recommended that Shareholders tender to the Offer.

Shareholders (other than Electing Shareholders) who have not yet deposited their Common Shares under the Offer and who wish to accept the Offer must properly complete and execute the Original Letter of Transmittal that accompanied the Original Offer to Purchase and Circular (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Original Letter of Transmittal, in accordance with the instructions in the Original Letter of Transmittal. Electing Shareholders who have not yet deposited their Common Shares under the Offer and who wish to accept the Offer and elect the Unit Consideration must properly complete and execute the Supplemental Letter of Transmittal that accompanied the First Notice of Variation, Change and Extension (printed on BLUE paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Supplemental Letter of Transmittal, in accordance with the instructions in the Supplemental Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (printed on PINK paper), a manually executed facsimile thereof or CDS online letter of guarantee option.

All Shareholders who have already validly deposited and not properly withdrawn their Common Shares under the Offer do not need to do anything further to receive consideration offered by the Offeror for Common Shares under the Offer.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided above and on the back cover of this document. Additional copies of this document, the Existing Offer to Purchase and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary and are available at www.ipl-offer.com or on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable Law. See Section 12 of the Original Offer to Purchase, “Market Purchases and Sales of Common Shares”.

All cash payments under the Offer will be made in Canadian dollars.

3

Unless the context otherwise requires, all references in this Fifth Notice of Variation and Extension to the “Offeror”, “we”, “us” and “our” mean the Offeror, except that in connection with Electing Shareholders, “Offeror” shall be deemed to also include Exchange LP. Certain figures herein may not add due to rounding.

Information contained in this document is given as of August 5, 2021 unless otherwise specifically stated.

Questions and requests should be directed to the following:

The Information Agent and Depositary for the Offer is:

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside North America:

1-416-304-0211

Email:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: ipl-offer@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

4

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, BIP and BIPC have filed with the SEC a Registration Statement on Form F-4, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, which contain a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT, AS AMENDED, AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. The financial statements included herein have been prepared in accordance with IFRS, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of BIPC Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Original Offer to Purchase and Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Original Offer to Purchase and Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS FIFTH NOTICE OF VARIATION AND EXTENSION OR THE EXISTING OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

RISK FACTORS

An investment in the Exchangeable LP Units, the BIPC Shares, including the BIPC Shares underlying the Exchangeable LP Units, the BIP Units underlying the BIPC Shares and the acceptance of the Offer are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in this Offer to Purchase and Circular. Such risks may not be the only risks applicable to the Offer, the Offeror, Exchange LP, BIPC or BIP. Additional risks and uncertainties not presently known by the Offeror, Exchange LP, BIPC or BIP or that the Offeror, Exchange LP, BIPC or BIP currently believe are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of each of the Offeror, BIPC or BIP, respectively. See Section 25 of the Original Offer to Purchase and Circular, “Risk Factors” and Section 8 of the First Notice of Variation, Change and Extension, “Exchange LP – Risk Factors”.

FORWARD-LOOKING INFORMATION

Certain statements contained in Sections 1, 2, 3 and 4 of this Fifth Notice of Variation and Extension, in addition to certain statements contained elsewhere in this document contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward- looking information contained in this Fifth Notice of Variation and Extension includes, but is not limited to, statements relating to the following items: the terms of the Offer and expectations relating to the Offer, and Brookfield Infrastructure’s intentions with respect to the Total Return Swaps.

Although the Offeror believes that the expectations reflected by the forward-looking statements presented in this Fifth Notice of Variation and Extension are reasonable, the Offeror’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Offeror. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop forward-looking statements include, but are not limited to: the remaining conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated benefits of the Offer will materialize; IPL’s public disclosure is accurate and that IPL has not failed to disclose publicly or in the data room any material information respecting IPL, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s or IPL’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations. All figures and descriptions provided in this Fifth Notice of Variation and Extension related to the Offer are based on and assume the following: (a) the Offeror’s and IPL’s respective liquidity, debt, credit ratings, debt costs and assets, will not change from what was the case on August 5, 2021, in the case of the Offeror, and from what the Offeror has ascertained from IPL’s public filings and in the data room up to and including August 5, 2021, in the case of IPL; (b) 429,219,175 Common Shares issued and outstanding immediately prior to the date of this Fifth Notice of Variation and Extension; (c) that all of the Common Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Common Shares or BIPC Shares are issued before the successful completion of the Offer. Assumptions have also been made with respect to the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

Because actual results or outcomes will differ, and could differ materially, from those expressed in any forward-looking statements, Shareholders should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Offer including, but not limited to, the risk of failure to satisfy the remaining conditions to the Offer and the risk that the anticipated benefits of the Offer may not be realized. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 25 of the Original Offer to Purchase and Circular, “Risk Factors” and Section 8 of the First Notice of Variation, Change and Extension, “Exchange LP – Risk Factors”.

New factors emerge from time to time and it is not possible for management of the Offeror to predict all of such factors and to assess in advance the impact of each such factor on the Offer or the Offeror or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Offeror’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities Laws, the Offeror undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

CURRENCY

All references to “$” in this Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated.

FIFTH NOTICE OF VARIATION AND EXTENSION

August 6, 2021

TO:	THE HOLDERS OF COMMON SHARES OF IPL

As set out in this Fifth Notice of Variation and Extension, the Offeror and Exchange LP have extended the Expiry Time of the Offer to 5:00 p.m. (Mountain Time) on August 20, 2021.

Except as otherwise set out in this Fifth Notice of Variation and Extension, the information, terms and conditions set out in the Existing Offer to Purchase and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Existing Offer to Purchase and Circular continue to be applicable in all respects and this Fifth Notice of Variation and Extension should be read in conjunction with the Existing Offer to Purchase and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Existing Offer to Purchase and Circular.

Consequential amendments in accordance with this Fifth Notice of Variation and Extension are deemed to be made, where required, to the Existing Offer Documents. Except as otherwise set out in this Fifth Notice of Variation and Extension, the terms and conditions set out in the Existing Offer Documents continue to remain in effect, unamended. This Fifth Notice of Variation and Extension should be read in conjunction with the Existing Offer Documents.

1.	Time for Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Mountain Time) on August 6, 2021 to 5:00 p.m. (Mountain Time) on August 20, 2021, unless the Offer is further extended or withdrawn by the Offeror.

Accordingly, the definition of “Expiry Time” in the Existing Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Mountain Time) on August 20, 2021, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Mountain Time) on August 6, 2021” in the Original Offer Documents are deleted in their entirety and replaced by “5:00 p.m. (Mountain Time) on August 20, 2021”.

2.	Background to the Amended Offer

On February 10, 2021, Brookfield Infrastructure announced its intention to launch a privatization transaction in respect of IPL. On February 22nd, the Offeror formally commenced the Offer pursuant to the Original Offer to Purchase sent to all Shareholders, pursuant to which the Offeror offered to acquire all of the outstanding Common Shares not already owned by Brookfield Infrastructure at a price per Common Share equal to $16.50 payable in cash or BIPC Shares, at the election of each Shareholder, subject to proration.

Following the announcement of our intention to commence the Offer, on February 18th, the IPL Board formed a special committee (the “Special Committee”) to initiate a strategic review process (the “Strategic Review”) to evaluate a broad range of options, including exploring a possible corporate transaction, while continuing to seek a partner for a material interest in the Heartland Petrochemical Complex pursuant to a process that was commenced in August 2019.

On May 14th Brookfield Infrastructure obtained access to IPL’s data room and during the ensuing two weeks conducted due diligence in respect of IPL’s business, including participating in virtual management presentations and attending an in-person site visit of the Heartland Petrochemical Complex (“HPC”).

Between May 14th and May 31st, Brookfield Infrastructure held discussions with the Chair of IPL’s Special Committee, including the Special Committee’s advisors, and submitted a number of proposals in respect of a privatization transaction of IPL as part of the Strategic Review.

On May 25th, in accordance with the process letter provided in respect of the Strategic Review, Brookfield Infrastructure presented its updated offer in respect of its proposed acquisition of IPL.

Over the course of the weekend of May 29th and 30th, the Special Committee informed Brookfield that it had received an en bloc offer from a competing bidder in respect of the acquisition of IPL, and requested that Brookfield Infrastructure submit its final offer. On the evening of May 30th, Brookfield submitted a written proposal to IPL’s Special Committee in respect of the acquisition of all of the outstanding Common Shares pursuant to a plan of arrangement for consideration equal to, at the election of Shareholders and subject to pro-rating, either $19.00 or 0.219 of a BIPC Share per Common Share.

During the afternoon on May 31st, Brookfield Infrastructure was informed that the IPL Board was inclined to accept a competing proposal. Brookfield Infrastructure informed IPL’s advisors that it would review its offer and respond shortly. Later that afternoon, Brookfield Infrastructure submitted a revised offer (the “Final Proposal”) to acquire all of the outstanding Common Shares for consideration equal to, at the election of Shareholders and subject to pro-rating, either $19.50 or 0.225 of a BIPC Share per Common Share, subject to pro-rating with consideration comprised of 74% in cash and 26% in BIPC Shares. As part of the submission, Brookfield Infrastructure confirmed to the Special Committee that the Final Proposal was fully financed, had received all key regulatory approvals, had no further conditions and could be executed on an accelerated basis.

In the evening of May 31st, Brookfield Infrastructure was informed by the Chair of IPL’s Special Committee that, following deliberations by the IPL Board, IPL had entered into exclusive negotiations with the competing party.

On June 1st, IPL announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Pembina Pipeline Corporation (“Pembina”) pursuant to which Pembina would acquire all of the outstanding Common Shares in an all-share deal (the “Alternative Transaction”) in exchange for common shares of Pembina (“Pembina Shares”). The Arrangement Agreement included a $350 million break fee payable by IPL to Pembina on the occurrence of certain stated events (most of which are beyond IPL’s control), which we viewed as an impermissible defensive tactic and an inappropriate use of IPL’s cash, given that we had previously submitted a proposal to the Special Committee that was superior to the Alternative Transaction, both quantitatively and qualitatively.

On June 2nd, Brookfield Infrastructure announced its intention to revise the terms of the Offer to reflect the same terms and conditions as the Final Proposal submitted to the Special Committee on May 31st. Additionally, based on feedback from certain institutional shareholders, Brookfield Infrastructure increased the amount of BIPC Shares available under the Offer to eligible Shareholders electing to receive 100% of the consideration for their Common Shares in BIPC Shares on a tax-deferred rollover basis by 8 million (with such incremental shares to be priced at the fair market value as of the expiry date of the Offer, in lieu of cash), on top of the previous maximum of 23.0 million BIPC Shares. This incremental consideration was incorporated to ensure that every eligible Shareholder electing to receive 100% of their consideration in BIPC Shares on a tax-deferred, roll-over basis has an ability to maximize the amount of tax-deferred consideration they seek to receive. The Offer also removed certain previously included conditions, such as two-thirds percentage shareholder acceptance level and confirmed receipt of all key necessary regulatory conditions.

On June 3rd, IPL acknowledged that Brookfield Infrastructure’s announced intention to revise Offer was on substantially the same economic terms as the private proposal made by Brookfield Infrastructure to the Special Committee on May 31st but reconfirmed its support for the Alternative Transaction despite Brookfield Infrastructure’s superior Offer providing higher aggregate value, enhanced optionality for Shareholders and speed of execution due to already secured regulatory approvals.

On June 4th, Brookfield Infrastructure filed and mailed to Shareholders the First Notice of Variation, Change and Extension giving effect to the revised terms of the Offer announced on June 2nd and including an extension of the expiry date from June 7th to June 22nd.

On June 10th, IPL filed the Notice of Change to the Directors’ Circular reconfirming IPL Board support for the Alternative Transaction and rejecting the revised Offer from Brookfield Infrastructure despite its superior consideration.

On June 10th, Brookfield Infrastructure filed an application with the Alberta Securities Commission (the “ASC”) challenging the defensive tactics inappropriately employed by IPL and the Special Committee of the IPL Board (the “ASC

Application”). The ASC Application sought the elimination of the inappropriate and egregious Break Fee agreed to by IPL in the face of a superior proposal submitted by Brookfield Infrastructure. The ASC Application also sought a cease trade order in respect of the Shareholder Rights Plan, as IPL’s Strategic Review is now complete and there is no longer any valid purpose for the Shareholder Rights Plan.

On June 18th, Brookfield Infrastructure announced its intention to further revise the terms of the Offer to remove the limit on Cash Consideration available to Shareholders under the Offer, thereby making available the option for Shareholders to elect to receive 100% Cash Consideration under the Offer without pro-rating.

Also on June 18th, IPL and Pembina each filed cross-applications with the ASC (the “Cross-Applications”) alleging Brookfield Infrastructure provided inadequate disclosure in respect of its Total Return Swaps. Brookfield Infrastructure disputed the allegations in the Cross-Applications.

On June 21st, Brookfield Infrastructure filed and mailed to Shareholders the Second Notice of Variation and Extension giving effect to the further revised terms of the Offer announced on June 18th including an extension of the expiry date from June 22nd to July 13th.

On June 29th, Brookfield Infrastructure sent a proposal to the Chair of IPL’s Special Committee and the CEO of Pembina indicating a willingness to work with Pembina to enhance the Alternative Transaction by presenting a framework for Brookfield Infrastructure to acquire certain lower risk assets (the “Brookfield Alternative Proposal”). The implementation of the Brookfield Alternative Proposal could allow Pembina and IPL to increase the value offered under the existing Alternative Transaction, together with providing a substantial cash component of likely greater than 50% to Shareholders. Brookfield Infrastructure was promptly informed by the IPL Special Committee that it was not in the best interest of Shareholders for IPL or Pembina to have any dialogue with Brookfield Infrastructure.

The hearing in respect of the ASC Application and the Cross-Applications was held on July 9th.

On July 12th, the ASC’s panel issued an Order (the “Order”) dismissing the ASC Application and granting certain relief in respect of the Cross-Applications. Pursuant to the Order, the ASC directed (i) that the Statutory Minimum Condition be modified to require that the Offeror not take up any Common Shares under the Offer unless there shall have been validly deposited under the Offer and not withdrawn that number of Common Shares that represent more than 55% of the outstanding Common Shares, excluding any Common Shares beneficially owned or over which control or direction is exercised by the Offeror or any person acting jointly or in concert with the Offeror; and (ii) directing that the Offer provide certain additional public disclosure in respect of the Total Return Swaps.

Also on July 13th, Brookfield Infrastructure filed and mailed to Shareholders the Third Notice of Variation and Extension giving effect to an extension of the expiry date from July 13th to August 6th.

On July 15th, Brookfield Infrastructure announced its intention to further revise the terms of the Offer to increase the consideration under the Offer and provide additional disclosure relating to Total Return Swaps.

On July 19th, Brookfield filed and mailed to Shareholders the Fourth Notice of Variation and Change giving effect to the further revised terms of the Offer announced on July 15th.

On July 26th, IPL announced that it had advised Pembina that the IPL Board will not be reconfirming its recommendation that Shareholders vote in favour of the Alternative Transaction. As a result, Pembina terminated the Arrangement Agreement effective July 25, 2021 and IPL agreed to pay Pembina the $350 million break fee.

On July 27th, IPL issued a news release announcing the IPL Board’s recommendation to Shareholders to accept the Offer and to tender their Common Shares.

On August 2nd the IPL Board filed the Notice of Change to the Director’s Circular recommending acceptance of the Offer.

3.	Reasons to Accept the Offer

1.	Flexibility of consideration and speed to close

Shareholders have the ability to elect the form of consideration according to their individual preferences:

•	Cash consideration, up to 100%, providing immediate liquidity; and/or

•	BIPC Shares (subject to proration)

•	Shareholders do not have to elect all cash or all shares, they can select the consideration split that best suits their objectives (subject to the BIPC Share proration)

The Offeror has received all key regulatory approvals and can take up and pay for tendered shares within three business days after the Offer expiry time (subject to the Modified Statutory Minimum Condition).

2.	Share Consideration provides access to a globally diversified, best in class infrastructure portfolio that has generated superior shareholder returns.

The Offer provides Shareholders the opportunity to participate in Brookfield Infrastructure’s globally diversified infrastructure platform with a demonstrated track record of long-term dividend growth and value creation. Brookfield Infrastructure is focused on generating sustainable and growing cash distributions over the long-term. To accomplish this objective, we seek to drive organic growth throughout our existing operations, as well as leverage our operating segments to acquire infrastructure assets and actively manage them to create additional value during our ownership period. Our platform offers the unique advantage of being able to invest across four key infrastructure sectors, at various points in the economic cycle, and across multiple geographies to identify the best risk adjusted returns for our investors.

i.	Best-in-class infrastructure portfolio

Brookfield Infrastructure owns investments spanning four core operating segments, providing investors with exposure to a diversified set of highly regulated and contracted cash flows. Our investments include:

Brookfield Infrastructure Sector Description	Assets by Segment (as of Q2 2021)

Utilities – Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated rate base, and from revenues in accordance with long-term concession agreements, private bilateral contracts. Today, our rate base exceeds US$5 billion and has generated a 12% return over the last twelve months. Our business includes regulated natural gas and electricity transmission, as well as residential and commercial natural gas and power distribution across five continents.

US$6.4 Bn

Transport – Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for freight, commodities and passengers. This operating segment is comprised of businesses such as our rail and toll road operations, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Our portfolio includes over 30,000 km of railroad track, 4,000 km of motorways and 15 diversified port locations.

US$9.2 Bn

Midstream – Our midstream segment is comprised of natural gas transmission, gathering and processing, and storage services. Today we own over 15,000 kilometers of natural gas transmission pipelines in the United States, approximately 600 Bcf of natural gas storage in the United States and Canada, 16 natural gas processing plants with approximately 2.9 Bcf per day of gross processing capacity and approximately 3,400 kilometers of gas gathering pipelines in Canada.

US$3.2 Bn

Data – Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our business is diversified by asset class and geography, with investments in France, New Zealand, the United States, Brazil and India. Today, our portfolio includes over 145,000 operational telecom towers, 10,000 kilometers of fiber backbone network, over 11,500 kilometers of last mile fiber optic cable, and over 70 distributed antenna systems.

US$3.4 Bn

Our growth initiatives are focused in two areas: organic growth through expansions of our networks and critical infrastructure, as well as accretive new investments that leverage our size, scale and operating capabilities. Since inception, Brookfield Infrastructure has invested >US$12 billion in new investment opportunities and >US$7 billion in organic growth capital. As a result, our business has established an impressive track record of increasing our funds from operations by a cumulative average growth rate of 16% since inception. This strong operating performance has led to 12 consecutive years of distribution increases, the average of which has been 10%.

ii.	Superior total returns over time

When considering investment opportunities, a shareholder’s return is comprised of two equally important components, dividends and the increase in the share price. Together these two components represent an investor’s “total return”.

Here is a summary of BIP and BIPC’s total return over the last 1, 3, 5 and 10 years:

	Average Dividend Yield				Price Return (Annual Equivalent)				Total Return (Annual Equivalent)
	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
BIP (NYSE)	4%	5%	5%	5%	29%	13%	13%	14%	35%	18%	18%	19%
BIPC (TSX)	3%	-	-	-	31%	-	-	-	35%	-	-	-

We are proud of our average annual total return over a 10 year period of 19%, where we have provided BIP shareholders with an average annual cash yield of 5% as well as an average annual increase in share price of 14%. We believe our conservative payout ratio when combined with our accretive growth allows shareholders to compound wealth over long periods of time.

To demonstrate total return, compare these returns to that of IPL which has generally been regarded as a higher dividend yielding company:

	Average Dividend Yield				Price Return (Annual Equivalent)				Total Return (Annual Equivalent)
	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
BIP (NYSE)	4%	5%	5%	5%	29%	13%	13%	14%	35%	18%	18%	19%
BIPC (TSX)	3%	-	-	-	31%	-	-	-	35%	-	-	-
IPL (TSX)1	10%	8%	7%	6%	(38%)	(15%)	(8%)	(1%)	(35%)	(9%)	(2%)	5%

(1) IPL dividend yield, price return and total return figures as of February 10, 2021

It is clear the average dividend yield on your investment was higher, however had you invested $100 10 years ago, your total investment returns with BIP would be superior:

●	$100 in BIP 10 years ago would be worth $565 today
●	$100 in IPL 10 years ago would be worth $159 today

Additionally, Brookfield Infrastructure has delivered superior dividend growth to its shareholders since 2009 with an annual distribution growth rate of 10%.

iii.	Substantial actionable and tangible growth outlook

We believe the current economic environment is very favorable for our target distribution growth of 5-9% annually. We believe we can achieve these target increases primarily through organic cash flow growth which is driven by three predictable characteristics:

1)

Inflation Indexation – 75% of our Adjusted EBITDA is indexed to local inflation in the region we operate, either contractually or through the regulatory framework. This top-line revenue growth, combined with low operating costs and fixed-rate debt provide us with significant operating leverage and should drive FFO per unit accretion of 3-4% annually.

2)

GDP-related volume growth – 40% of our businesses are positioned to benefit from GDP-related volume increases. This trend is most obvious in our transport operations where our railroads, toll roads and port operations have existing capacity that can accommodate higher volumes that are typically correlated to local GDP. Our portfolio stands to benefit from post-shutdown volume recovery across various geographies in which we operate. These volume increases flow directly to the bottom line and require minimal incremental costs – as a result we believe they should drive FFO per unit growth of 1-2% per annum.

3)

Highly Visible Organic Growth Opportunities – We target re-investing 10-15% of our operating cash flows into highly attractive capital expenditure programs within our portfolio. Today, we have US$2.3 billion of growth capital projects that are expected to be commissioned into earnings over the next 1-3 years. Not included in our contracted backlog figures are any projects that expect to be completed outside of the 3-year window, as well as any project that hasn’t yet been commercialized. Our projects include:

•	US$0.9 billion in regulated or contracted utility developments that have either been approved by the regulator or are fully contracted by our customers;

•	US$0.8 billion in transport improvements, including fully contracted terminal expansions and upgrades;

•	US$0.5 billion in data infrastructure expansions, includes 40,000 fully contracted tower builds and 6 new data center sites anchored by contracts with multi-national hyperscale customers.

Today, we have over US$3 billion of incremental opportunities that we expect to commercialize over the next five years. The target returns for these projects, along with our current capital backlog, are levered after-tax returns at or above the high end of our 12-15% target return range.

4)

Accretive New Investments – Another meaningful component of our historical growth has been our ability to source accretive new investment opportunities. Internally, we target deploying over US$1-1.5 billion per annum in new infrastructure opportunities, funded primarily through the sale of mature, de-risked assets. This strategy has provided significant per unit accretion over the last decade, and we believe the current environment is extremely accommodative of this.

3.	Share component of our offer provides a tax-free roll over for eligible Shareholders

For eligible Shareholders electing to receive 100% of their consideration in Unit Consideration (the economic equivalent to BIPC Shares), our offer provides the opportunity for a full tax-free roll-over. We believe this feature is attractive for long-term Shareholders who have accumulated significant gains on their IPL shares. We believe the aggregate limit of 31.0 million BIPC Shares should provide tax-free roll overs for all Shareholders who value this feature. For Shareholders who hold their IPL investment in registered retirement or tax-free accounts, this point is irrelevant and should select the offer based on the other merits, including certainty, speed of completion and exposure to a company with a superior track record of creating shareholder wealth.

4.	Opportunity for a premium exit from a sector facing significant headwinds as a result of environmental and regulatory uncertainty

Energy companies, including those that provide midstream services, have come under significant pressure in recent years as result of a shift in government and investor sentiment towards traditional, carbon intensive energy generation. This risk can impact energy companies in a number of ways:

i.

New projects face increased regulatory scrutiny and often bear unpredictable political risk. Several high-profile growth projects have experienced significant delays or been unable to obtain regulatory approval because of environmental concerns. When considering the Offer, one should carefully consider the likelihood of growth opportunities available to pure play midstream companies compared to Brookfield Infrastructure’s geographic and sector diversified infrastructure platform.

ii.

Cost of equity continues to increase. Environmental, Social and Governance (“ESG”) sentiment among public investors is evolving at an unprecedented pace as increasing amounts of invested capital shift to ESG themed investments as governments implement new legislation seeking carbon neutrality and net zero emissions targets. As many investors seek to exit, cost of capital for publicly traded midstream companies is likely to continue to increase, as demonstrated by the growing AFFO yield since 2016.

Under Brookfield Infrastructure’s ownership, IPL will continue to operate as an independent company, based in Calgary. IPL will benefit from being part of a larger, more diversified enterprise with significant access to capital. We see IPL as being an important participant in the energy transition in Western Canada and will benefit from Brookfield Infrastructure’s extensive experience as one of the world’s largest renewable energy and energy transition investors.

4.	Additional Disclosure Regarding Termination of Total Return Swaps

Brookfield Infrastructure intends, subject to prevailing market conditions, to give notice to the Swap Counterparty under the Total Return Swaps (as such terms are defined in the Existing Offer Documents) of early termination of all or a portion of the Total Return Swaps in accordance with their terms prior to the Expiry Time.

5.	Manner of Acceptance

The Offer may be accepted by Shareholders (other than Electing Shareholders) in the manner set forth in Section 3 of the Original Offer to Purchase and Circular, “Manner of Acceptance”, and by Electing Shareholders in the manner set forth in Section 10 of the First Notice of Variation, Change and Extension, “Manner of Acceptance”.

6.	Take-Up and Payment for Deposited Common Shares

The Offeror will take-up and pay for tendered Common Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Original Offer to Purchase, “Take-up and Payment for Deposited Common Shares”.

7.	Withdrawal of Deposited Common Shares

Applicable securities Laws provide that Shareholders may withdraw Common Shares deposited under the Offer at any time before the expiration of the date that is 10 days from the date of this Fifth Notice of Variation and Extension, being 11:59 p.m. (Mountain Time) on August 16, 2021.

Additionally, Shareholders have the right to withdraw Common Shares deposited under the Offer under the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

8.	Amendments and Variations to Offer Documents

The Existing Offer Documents shall be read together with this Fifth Notice of Variation and Extension in order to give effect to the amendments and variations to the Existing Offer Documents set out herein.

9.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of IPL with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of IPL should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.	Directors’ Approval

The contents of this Fifth Notice of Variation and Extension have been approved, and the sending of this Fifth Notice of Variation and Extension to the Shareholders has been authorized, by the board of directors or equivalent of each of the Offeror, Exchange GP, on behalf of Exchange LP, BIPC, Brookfield Infrastructure Partners Limited, on behalf of BIP, Brookfield Infrastructure Fund IV Officer GP LLC, on behalf of each of Brookfield Infrastructure Fund IV A, LP, Brookfield Infrastructure Fund IV B, LP and Brookfield Infrastructure Fund IV C, LP, and Brookfield Infrastructure Fund IV GP S.à r.l., on behalf of Brookfield Infrastructure Fund IV (ER) SCSP.

CERTIFICATE OF BISON ACQUISITION CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE CORPORATION

EXCHANGE LIMITED PARTNERSHIP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors of its general partner, Brookfield Infrastructure Corporation Exchange GP Inc.

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer of its service provider, Brookfield Infrastructure Group L.P.	Name: David Krant Title: Chief Financial Officer of its service provider, Brookfield Infrastructure Group L.P.

On behalf of the board of directors

(signed) “Anne Schaumburg”	(signed) “Jeffrey Blidner”
Name: Anne Schaumburg Title: Director	Name: Jeffrey Blidner Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer of its service provider, Brookfield Infrastructure Group L.P.	Name: David Krant Title: Chief Financial Officer of its service provider, Brookfield Infrastructure Group L.P.

On behalf of the board of directors of its general partner, Brookfield Infrastructure Partners Limited

(signed) “Anne Schaumburg”	(signed) “Jeffrey Blidner”
Name: Anne Schaumburg Title: Director	Name: Jeffrey Blidner Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV A, LP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Fred Day”	(signed) “Hadley Peer Marshall”
Name: Fred Day Title: Vice President	Name: Hadley Peer Marshall Title: Managing Director

On behalf of the board of directors of Brookfield Infrastructure Fund IV Officer GP LLC, the member of its general partner, Brookfield Infrastructure Fund IV GP LLC

(signed) “Ralph Klatzkin”	(signed) “Matthew Gross”
Name: Ralph Klatzkin Title: Vice President	Name: Matthew Gross Title: Vice President

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV B, LP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Fred Day”	(signed) “Hadley Peer Marshall”
Name: Fred Day Title: Vice President	Name: Hadley Peer Marshall Title: Managing Director

On behalf of the board of directors of Brookfield Infrastructure Fund IV Officer GP LLC, the member of its general partner, Brookfield Infrastructure Fund IV GP LLC

(signed) “Ralph Klatzkin”	(signed) “Matthew Gross”
Name: Ralph Klatzkin Title: Vice President	Name: Matthew Gross Title: Vice President

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV C, LP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

(signed) “Fred Day”	(signed) “Hadley Peer Marshall”
Name: Fred Day Title: Vice President	Name: Hadley Peer Marshall Title: Managing Director

On behalf of the board of directors of Brookfield Infrastructure Fund IV Officer GP LLC, the member of its general partner, Brookfield Infrastructure Fund IV GP LLC

(signed) “Ralph Klatzkin”	(signed) “Matthew Gross”
Name: Ralph Klatzkin Title: Vice President	Name: Matthew Gross Title: Vice President

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV (ER) SCSP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 6, 2021

On behalf of the managers of its general partner, Brookfield Infrastructure Fund IV GP S.à r.l.

(signed) “Lydie Bini”	(signed) “Luc Leroi”
Name: Lydie Bini Title: Manager	Name: Luc Leroi Title: Manager

(signed) “Carolina Parisi”
Name: Carolina Parisi Title: Manager

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

70 University Avenue, Suite 1440

Toronto, ON M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By E-mail:

ipl-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Any questions or requests for assistance or additional copies of the Letters of Transmittal and the Offer to Purchase and Circular may be directed by the Shareholders to the Information Agent and Depositary as set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.